Exhibit 21.1

List of subsidiaries of Roku, Inc.

Subsidiary Name	Jurisdiction

DataXu India Private Limited	India
Purple Tag Enterprises, LLC	Delaware, United States
Purple Tag Media Technology (Shanghai Ltd)	China
Purple Tag Productions, LLC	Delaware, United States
Roku Brasil Servicos de Conteudo de Midia Ltda.	Brazil
Roku Canada, Inc.	Canada
Roku Comericio de Produtos Electronicos Ltda.	Brazil
Roku Denmark ApS	Denmark
Roku DX Holdings, Inc.	Delaware, United States
Roku DX UK Ltd	United Kingdom
Roku Europe Limited	United Kingdom
Roku Holdings, Inc.	Delaware, United States
Roku Netherlands B.V.	Netherlands
Roku Technologies International Limited	Ireland